FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 8, 2010

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release – ABN AMRO completes legal demerger, dated 6 February 2010
2	Appendix 1 – ABN AMRO completes legal demerger of Dutch State acquired businesses and associated legal renaming
3	Appendix 2 – September 2009 Pro Forma Financial Information

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers: 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751, and 333-149577), the registration statements on Form F-3 (Registration Numbers: 333-137691, 333-104778-01 and 333-162193) and the registration statement on Form F-4 (Registration Numbers: 333-108304) of ABN AMRO Holding N.V. and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The pro forma financial information incorporated by reference in this report on Form 6-K is for the purpose of submission to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) and therefore is not intended to comply with reporting requirements of the U.S. Securities and Exchange Commission and the requirements of Article 11 of Regulation S-X.

Item 1

Amsterdam, 8 February 2010

ABN AMRO completes legal demerger

“I am delighted to announce that we have reached a significant milestone in the separation process. This has led us a step closer to the creation of two independent banks, the ABN AMRO Bank and The Royal Bank of Scotland NV. This would not have been achieved without the tremendous contribution of people from both organisations”
Gerrit Zalm

On 6 February 2010, the businesses of ABN AMRO acquired by the Dutch State were legally demerged from the RBS acquired businesses. As a result, there are now two separate banks within ABN AMRO Holding N.V., The Royal Bank of Scotland N.V. (‘RBS N.V.’) and the new entity named ABN AMRO Bank N.V., each licensed separately by the Dutch Central Bank. Both banks will be governed by the current managing and supervisory boards of ABN AMRO Holding N.V. until the legal separation of the new ABN AMRO Bank N.V. from ABN AMRO Holding N.V.

The legal separation involves the transfer of the new ABN AMRO Bank N.V. to a holding company that has been established by the Dutch State. This transfer is expected to take place within two months of the legal demerger and is subject to approval by the Dutch Central Bank. The new ABN AMRO Bank N.V. will then become an independent bank with new managing and supervisory boards, operating under Dutch Central Bank supervision and unrelated to the RBS Group.

The legal demerger and the global renaming to The Royal Bank of Scotland N.V. are significant milestones for the integration of the businesses and assets acquired by RBS. At legal separation, new managing and supervisory boards will be appointed for RBS N.V., which will operate under Dutch Central Bank supervision.

Appendix 1
ABN AMRO completes legal demerger of Dutch State acquired businesses and associated legal renaming

Appendix 2
September 2009 Pro Forma Financial Information

For more information, please contact:

ABN AMRO Press Office pressrelations@nl.abnamro.com +31 20 628 8900	RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758 RBS Group Media Relations +44 131 523 4414 (UK) +31 20 464 1150 (NL)

Item 2

APPENDIX 1

ABN AMRO completes legal demerger of Dutch State acquired businesses and associated legal renaming

Certain definitions

Throughout this press release, 'ABN AMRO Holding' means ABN AMRO Holding N.V.  The term 'ABN AMRO' refers to ABN AMRO Holding and its consolidated subsidiaries.  'RBS N.V.' and 'the Demerging Company' means The Royal Bank of Scotland N.V. (previously named ABN AMRO Bank N.V.) and its consolidated subsidiaries.  The 'Acquiring Company' means the new entity named ABN AMRO Bank N.V. (previously named ABN AMRO II N.V.). 'EUR' refers to euros, while 'USD' refers to US dollars.

The terms 'Consortium' and 'Consortium Members' refer to The Royal Bank of Scotland Group plc (RBS Group), Fortis N.V., Fortis SA/NV (Fortis) and Banco Santander S.A. (Santander) that jointly acquired ABN AMRO Holding N.V. on 17 October 2007 through RFS Holdings B.V.  On 3 October 2008 the State of the Netherlands (Dutch State) acquired Fortis Bank Nederland (Holding) N.V., including the interest in RFS Holdings B.V. that represents the acquired activities of ABN AMRO, and effectively became the successor of Fortis in the Consortium Shareholder Agreement.

Furthermore, all references to ABN AMRO Bank N.V. (where it is clear from the context that such reference is not a reference to the Acquiring Company) shall be deemed to be a reference to The Royal Bank of Scotland N.V.

The term 'legal demerger' refers to the legal demerger (juridische splitsing) under Title 2:7 of the Dutch Civil Code of ABN AMRO into the Acquiring Company and the Demerging Company, pursuant to the legal demerger. The Dutch State acquired businesses were transferred to the Acquiring Company from the Demerging Company on 6 February 2010.  Certain subsidiaries and assets and liabilities were separately transferred to the Acquiring Company prior to the execution of the legal demerger and some further assets and liabilities will be separately transferred to the Acquiring Company around the same time or shortly after the execution of the legal demerger.

On 6 February 2010 ABN AMRO successfully executed the deed of demerger in accordance with the demerger proposal filed with the Amsterdam Chamber of Commerce on 30 September 2009, thereby demerging the majority of the Dutch State acquired businesses.  Additionally, as part of the overall separation process, some subsidiaries and assets and liabilities were separately transferred to the new legal entity ahead of the execution of the legal demerger. Furthermore, some further assets and liabilities will be separately transferred to the Acquiring Company around the same time or shortly after the execution of the legal demerger.

Effective at the same date, the existing legal entity ABN AMRO Bank N.V., from which the Dutch State acquired businesses were demerged, was renamed The Royal Bank of Scotland N.V.  The legal entity into which the Dutch State acquired businesses were demerged was also renamed, from ABN AMRO II N.V. to ABN AMRO Bank N.V.  Both the Demerging Company and the Acquiring Company will remain wholly owned by ABN AMRO Holding until the latter is legally separated from ABN AMRO Holding.

The demerger proposals (excluding the description of assets and liabilities) and pro forma financial information as of 31 December 2008 and 30 June 2009 reflecting the impact of the legal transfers and demergers on ABN AMRO are available at www.abnamro.com.  The complete demerger filing, including a description of assets and liabilities to be transferred, was filed with the Amsterdam Chamber of Commerce on 30 September 2009.

This represents the successful execution of the first step in a two step process ABN AMRO chose to effect the legal separation of the assets and liabilities acquired by the Dutch State.  The second step, "legal separation", will result in the transfer of the shares of the Acquiring Company from ABN AMRO Holding to a new holding company fully owned by the Dutch State and independent of ABN AMRO Holding. After the legal separation, ABN AMRO Holding will be renamed RBS Holdings N.V.

ABN AMRO Holding was acquired by a consortium of banks through RFS Holdings B.V. on 17 October 2007.  The consortium consisted of RBS (38%), Fortis (34%) and Santander (28%).  On 24 December 2008 the Fortis Bank Nederland (Holding) N.V. stake in RFS Holdings B.V. was transferred to the Dutch State, following the acquisition by the Dutch State in October 2008 of Fortis Bank Nederland (Holding) N.V., including its stake in RFS Holdings B.V.

Until legal separation, ABN AMRO will continue to be governed by ABN AMRO Holding’s managing and supervisory boards and regulated on a consolidated basis with capital adequacy, liquidity measures and exposures being reported to and regulated by the Dutch Central Bank.  ABN AMRO's capital ratios continue to exceed the minimum tier 1 and total capital ratios of 9% and 12.5% respectively (as set under Basel I by the Dutch Central Bank (De Nederlandsche Bank) during the separation period of ABN AMRO) and are adequate to cover for stress scenarios.  ABN AMRO continues to comfortably exceed the regulatory liquidity requirements.  ABN AMRO and its shareholder have taken steps to ensure that at legal separation each individual, separating bank will be adequately capitalised and has a sound liquidity position.

RBS N.V. will be an integral part of the RBS Group and will principally contain international lending, international transaction services and equities businesses of the RBS Group.  These remaining activities will continue to be subject to Dutch Central Bank supervision and on a consolidated basis as part of the RBS Group be subject to UK Financial Services Authority supervision.  Due to the change in the operating model of RBS N.V. compared to pre-acquisition ABN AMRO Bank N.V., a licence renewal was granted by the Dutch Central Bank on 3 February 2010.

The majority of the businesses acquired by the Dutch State, consisting of the Dutch commercial and retail banking, Dutch and international private clients and diamond businesses, were transferred to the Acquiring Company at or shortly before the legal demerger.  However, during the period between the legal demerger and legal separation a small ‘tail’ of predominantly international businesses will continue to be transferred to the Acquiring Company.  The exact timing of these transfers will be determined by, amongst other things, the granting of regulatory approvals in the countries in which the businesses operate. The Acquiring Company was granted a banking licence on 13 January 2010.

Following the legal demerger and until legal separation, the managing and supervisory boards of RBS N.V. and of the Acquiring Company will be the same as the managing and supervisory boards of ABN AMRO Holding.

Banking license
On 13 January 2010 the Dutch Central Bank granted a banking license to the Acquiring Company for engaging in universal banking business in the Netherlands.

On 3 February 2010 the Dutch Central Bank granted a continuation of its existing banking license to RBS N.V.

Capital ratios
The following table shows the pro forma capital ratios as at 30 September 2009 on the basis of the Basel I capital accord for both ABN AMRO Holding and the Acquiring Company, both after the effect of the legal demerger and including the effect of capital actions executed on 23 December 2009 and the planned capital distribution as described below.

	Pro forma ABN AMRO Holding N.V.	Pro forma ABN AMRO Holding N.V. excluding the Acquiring Company	Pro forma Acquiring Company
Tier 1 capital ratio	13.44%	18.95%	10.56%
Total tier capital ratio	19.14%	27.33%	14.85%

Capital actions new ABN AMRO Bank N.V.
The capital actions of the Dutch State for the benefit of the Dutch State acquired businesses to be transferred to the Acquiring Company, executed on 23 December 2009, consisted of the issue of two Mandatory Convertible Securities. The first of these was issued by the Demerging Company in the amount of EUR 967 million and has been demerged together with the assets and liabilities of the Dutch State acquired businesses in accordance with the legal demerger filing dated 30 September 2009 to the Acquiring Company. The second of these was in the amount of EUR 833 million and was issued directly by the Acquiring Company to cover expected losses in respect of the EU Remedy business disposal as described below. The latter issuance did not contribute to the capital ratios as of 31 December 2009, since a banking license was granted to the Acquiring Company in 2010.

As a consequence of the capital actions described above, the capital position of the Acquiring Company will exceed the current regulatory minima as set by the Dutch Central Bank for ABN AMRO (Tier I capital ratio 9%, Total capital ratio 12.5%) under the agreed Basel I transitional regime during the period of separation of ABN AMRO.  These capital actions are also aimed to adequately satisfy the Dutch Central Bank regulatory requirements in accordance with Basel II.

Capital actions RBS N.V.
The capital actions completed by the RBS Group for the benefit of the future RBS N.V. consisted of the inclusion of assets in the UK’s Asset Protection Scheme through a guarantee agreement between The Royal Bank of Scotland plc and RBS N.V., and an equity capital contribution of EUR 3.6 billion.  As a result, the RBS acquired businesses are more than adequately capitalised under the current Basel I transitional regime and are aimed to be adequately capitalised at a level commensurate with the requirements of the future RBS N.V., post legal separation, under Basel II.

Capital distribution
The completion of the capital actions described facilitated the execution of the legal demerger and supports the future legal separation of the Acquiring Company from ABN AMRO Holding planned to be completed approximately two months after the legal demerger.

The boards of ABN AMRO Holding have approved and have obtained necessary approval from the Dutch Central Bank for the distribution of EUR 7.5 billion of capital to the parent of ABN AMRO Holding, RFS Holdings B.V., for the benefit of Santander. This distribution was effected on 5 February 2010. The boards of ABN AMRO Holding have furthermore resolved to make a further distribution for an amount in the range of EUR 1.2 to 1.5 billion for the benefit of Santander, subject to Dutch Central Bank approval, immediately before legal separation. After such further distribution, the indirect interest of Santander in ABN AMRO will have decreased to its share in the remaining Shared Assets.

Ratings
The Acquiring Company
On 5 February 2010, Standard & Poor’s announced that it assigned A+ (long term) / A-1 (short term) ratings with a negative outlook to the Acquiring Company upon legal demerger.

On 20 January 2010, Fitch Ratings announced that it expects to assign A+ (long term) / F1+ (short term) ratings with a stable outlook to the Acquiring Company upon legal demerger.

On 21 January 2010, Moody’s Investors Service assigned provisional Aa3 (long term) / P-1 (short term) ratings with a negative outlook to the Acquiring Company upon legal demerger. Moody’s Investors Services will assign final ratings upon legal demerger.

The Demerging Company
On 7 January 2010, Standard & Poor’s announced that it expects to assign A+ (long term) / A-1 (short term) ratings with a stable outlook to the Demerging Company upon legal demerger.

On 5 February 2010, Fitch Ratings reaffirmed that it expects to assign AA- (long term) / F1+ (short term) ratings with a stable outlook to the Demerging Company upon legal demerger.

On 5 February 2010, Moody’s Investors Service assigned provisional A2 (long term) / P-1 (short term) ratings with a stable outlook to the Demerging Company upon legal demerger.

Debt allocation
The allocation of debt instruments to Consortium Members has been finalised as part of the legal demerger process.  The debt instrument allocation list is available at www.abnamro.com/investors/investors.cfm.

As part of the finalisation, the USD 150 million 7.13% subordinated notes 2093 (previously reported in Central Items) have been allocated to the RBS acquired businesses and will, therefore, continue as an obligation of RBS N.V.

The USD 250 million 7.75% subordinated lower tier 2 notes 2023, while economically allocated to the Dutch State acquired businesses, remain a legal obligation of RBS N.V. until their intended transfer in the second quarter of 2010 to the new ABN AMRO Bank N.V. These notes can not be transferred to the Acquiring Company as part of the Dutch legal demerger process, because they are governed by US law.

Risk Factors
Set out below are the risk factors pertaining to the legal demerger process.

Recourse of investors due to legal demerger and cross liability
Following the legal demerger, ABN AMRO has demerged into two entities, being the Demerging Company and the Acquiring Company with effect from 6 February 2010. After that date, in principle investors will only have recourse to the entity to which the relevant assets and liabilities have been transferred for payments in respect of the appropriate securities.

However, under article 2:334t of the Dutch Civil Code, the Demerging Company, after legal demerger, remains liable to the creditors for obligations which transferred from the Demerging Company to the Acquiring Company in the event that the Acquiring Company cannot meet its obligation to those creditors.

Similarly, after legal demerger, the Acquiring Company is liable to the creditors for obligations that remain in the Demerging Company, in the event that the Demerging Company cannot meet its obligation to those creditors.

In each case, the liability of a party for the obligations of the other party and vice versa relates only to obligations existing at the date of legal demerger.  The liability will cease to exist upon expiration of the obligations. Furthermore, the Demerging Company's liability for (in short) monetary obligations is limited to the equity retained at legal demerger, amounting to EUR 4.0 billion. The Acquiring Company's liability for (in short) monetary obligations is limited to the amount of equity acquired at legal demerger, which amounts to EUR 1.8 billion.

The Demerging Company will put in place arrangements to mitigate the risks of its liability to the creditors which transferred from the Demerging Company to the Acquiring Company.  The Acquiring Company will also put in place arrangements to mitigate the risks of its liability to the creditors which remain with the Demerging Company. Such arrangements include the provision of collateral upon the occurrence of certain events, which will be put in place by legal separation. Each of the Demerging Company and the Acquiring Company will hold the regulatory capital agreed with the Dutch Central Bank for any residual risks.

The joint and several liability of ABN AMRO Holding for the debts of the Acquiring Company will be revoked following the anticipated legal separation
ABN AMRO Holding deposited two statements pursuant to Section 2:403 of the Netherlands Civil Code with the Commercial Register of the Chamber of Commerce in Amsterdam (403 Declaration), each declaring that ABN AMRO Holding is jointly and severally liable for the debts resulting from the legal acts of ABN AMRO Bank N.V., the Demerging Company in its form prior to the legal demerger, and of the Acquiring Company.

Following the legal demerger, these 403 Declarations continue to be applicable. Upon the legal separation, the 403 Declaration relating to the Acquiring Company, the demerged and transferred subsidiaries and, partially, to the Demerging Company, will be revoked, provided that all of the relevant conditions of Section 2:404 of the Dutch Civil Code are met. Consequently the joint and several liability of ABN AMRO Holding for the debts resulting from legal acts of the Acquiring Company (including remaining liability for legal acts of the Acquiring Company which arose prior to the date of revocation of the 403 Declaration), the demerged and transferred subsidiaries and of the Demerging Company to the extent it relates to the split-off to the Acquiring Company pursuant to the legal demerger, will be terminated.

ABN AMRO Holding filed its intention to terminate any such remaining liability with the Amsterdam Chamber of Commerce on 2 December 2009. By filing the intention to terminate the remaining liability, a creditor objection period of two months was initiated, which ended on 2 February 2010.

ABN AMRO’s legal demerger and legal separation process creates additional risks for ABN AMRO's business and stability
ABN AMRO is going through a period of transition and change, which poses additional risks to ABN AMRO’s business including (i) ABN AMRO’s ability to manage the break up of ABN AMRO in a controlled manner while minimising the loss of business, (ii) ABN AMRO's ability to retain key personnel during the transition and (iii) enhanced operational and regulatory risks during this period. During this period of transition and change and as a result of the legal demerger and upcoming legal separation, the Demerging Company and the Acquiring Company will remain interdependent with respect to certain business areas, for which they will inter alia provide certain services to each other.

Integration of the Acquiring Company with Fortis Bank (Nederland) N.V.
On 21 November 2008, the Dutch State announced its intention to integrate the Dutch State acquired businesses of ABN AMRO with Fortis Bank (Nederland) N.V. (‘FBN’) after completion of the legal demerger and legal separation process. The integration of the Acquiring Company with FBN is subject to the completion of the sale by the Acquiring Company to Deutsche Bank AG of NEW HBU II N.V. and IFN Finance B.V.

The integration process of the Acquiring Company with FBN could be delayed due to inter alia delays regarding the structuring of the legal merger of the two entities or delays in approval or additional terms and conditions of supervisory and regulatory bodies.  Failure or delay in this integration may adversely affect the stand alone operation of the Acquiring Company and may therefore adversely affect the Acquiring Company’s results and financial condition.

Major Shareholder and change of control
As at the date of the legal demerger, ABN AMRO Holding is the sole shareholder of the Acquiring Company.

As a consequence of and as from the legal separation, the shares of the Acquiring Company will be transferred from ABN AMRO Holding to a new holding company fully owned by the Dutch State, named ABN AMRO Group N.V., and independent of ABN AMRO Holding, which will after separation be renamed RBS Holdings N.V.

The Dutch State has announced its intention to integrate the Acquiring Company with FBN after completion of the legal separation process.  The Dutch State is not involved in the day-to-day management of the Acquiring Company, and has expressed the intention not to be involved in the day-to-day management of the combined entity once the Acquiring Company has merged with FBN.  The Dutch State has stated its intention to privatise the combined bank not earlier than 2011.

EU Remedy
ABN AMRO Bank N.V. and Deutsche Bank AG signed the Share Purchase Agreement  confirming the agreements reached for the sale of NEW HBU II N.V. (NEW HBU II) and IFN Finance B.V. (IFN Finance) on 23 December 2009.  The sale price agreed upon for NEW HBU II and IFN Finance, including a guarantee provided for 75% of the credit losses ('credit umbrella') and an amount for other liabilities and costs, is EUR 700 million.

With the signing, the sale is now closer to completion.  The final steps in the process prior to the closing thereof are the transfer of the NEW HBU II shares to the Acquiring Company, the legal demerger of the majority of the businesses acquired by the Dutch State into the Acquiring Company and the legal separation of the Acquiring Company.  The closing of the NEW HBU II and IFN Finance transaction is expected to take place thereafter in the early spring of 2010.  ABN AMRO has considered the impact of the transaction on results and capital ratios and considers that the transaction will have a negative impact of between EUR 800 and EUR 900 million on results.  The total loss on the transaction includes a provision for the credit umbrella.  The new ABN AMRO Bank N.V. expects to account for these losses when, after legal separation, the conditions for effecting the closing have been met.

Documents available
On 8 February 2010, ABN AMRO Holding, the Demerging Company and the Acquiring Company also published pro forma financial information as of 31 December 2008 and 30 September 2009 reflecting the financial impact of the legal transfers and demergers on ABN AMRO (the September 2009 Pro Forma Financial Information). This information includes an updated organisational chart and is attached as Appendix 2.

Further information on the separation of ABN AMRO is available at www.abnamro.com and www.rbs.com.

The Dutch Registration Document and copies of all documents incorporated by reference in the Registration Document are accessible at www.abnamro.com and at http://markets.rbs.com/bparchive and can be obtained, on request, free of charge, by writing or telephoning, ABN AMRO Press Office, Gustav Mahlerlaan 10, PO Box 283, 1000 EA Amsterdam, The Netherlands, telephone (+31) 0(20) 628 8900, e-mail pressrelations@nl.abnamro.com

Item 3

APPENDIX 2

Unaudited pro forma condensed consolidated financial
information relating to:

(i)	ABN AMRO Holding N.V.

and

(ii)	ABN AMRO Bank N.V.

APPENDIX 2

Table of contents for pro forma financial information

Background	3

Pro forma financial information on ABN AMRO Holding N.V.

Unaudited pro forma Statement of Financial Position as at 30 September 2009	5
Unaudited pro forma Income Statement for the nine months ended 30 September 2009	6
Unaudited pro forma Statement of Financial Position as at 31 December 2008	7
Unaudited pro forma Income Statement for the year ended 31 December 2008	8
Notes to the pro forma financial information	9

Pro forma financial information on ABN AMRO Bank N.V.

Unaudited pro forma Statement of Financial Position as at 30 September 2009	11
Unaudited pro forma Income Statement for the nine months ended 30 September 2009	12
Unaudited pro forma Statement of Financial Position as at 31 December 2008	13
Unaudited pro forma Income Statement for the year ended 31 December 2008	14
Notes to the pro forma financial information	15

Background

At the date of demerger, ABN AMRO Bank N.V. was renamed to The Royal Bank of Scotland N.V. (hereinafter RBS N.V.) and ABN AMRO II N.V. was renamed ABN AMRO Bank N.V.  Until legal separation both RBS N.V. and ABN AMRO Bank N.V. will be governed by the ABN AMRO Holding N.V. managing and supervisory boards and regulated on a consolidated basis with capital ratios, liquidity measures and exposures being reported to and regulated by the Dutch Central Bank. For an overview of the liabilities issued by ABN AMRO Bank N.V. that have been allocated to the Dutch State acquired businesses and a list of the liabilities remaining as legal obligations of RBS N.V., refer to www.abnamro.com.

The Royal Bank of Scotland Group plc (‘RBS Group’) and the State of the Netherlands (‘Dutch State’) continue to work towards the legal separation of the Dutch State acquired businesses from the residual RBS acquired businesses into two separate viable banks, each with its own banking license and each adequately capitalised at the time of legal separation. On 13 January 2010 the Dutch Central Bank granted a banking license to ABN AMRO Bank N.V. for engaging in universal banking business in the Netherlands. On 3 February 2010 the Dutch Central Bank granted a continuation of its existing banking license to RBS N.V.

After legal separation, ABN AMRO Holding N.V. will be renamed RBS Holdings N.V.  RBS N.V. will remain a wholly owned subsidiary of RBS Holdings N.V., which in turn will remain wholly owned by RFS Holdings B.V. RFS Holdings B.V. will be substantially owned by the RBS Group after separation. RBS N.V. principally contains international lending, international transaction services and equities businesses of the RBS Group.

ABN AMRO Bank N.V. will become a wholly owned subsidiary of a newly incorporated entity ABN AMRO Group N.V. which in turn will be wholly owned by the Dutch State.  ABN AMRO Bank N.V. serves Dutch commercial and retail banking clients, Dutch and international private clients, and diamond businesses.

The diagram below shows the demerger and separation process in steps.

1.	The Dutch State’s part of the assets and liabilities that are not yet allocated to any of the Consortium shareholders, the so-called Shared Assets, are not included in this overview.
2.
The structure shown represents the position after a transitional phase, during which the Dutch State and Banco Santander S.A.  will continue to hold a stake in RFS Holdings B.V. commensurate to their holding in remaining Shared Assets and any other businesses subject to later separation.

The purpose of this document is to provide pro forma financial information to supplement the demerger press release by ABN AMRO Holding N.V. with updated information about the new legal structure of ABN AMRO.  The legal demerger is a significant event and therefore the update is required to provide investors with relevant historical financial information on a pro forma basis allowing an assessment of the impact of the demerger.  The pro forma financial information has been prepared for illustrative purposes only on the basis of estimates and assumptions which are preliminary.  The pro forma information addresses a hypothetical situation and does not represent the actual position or the results of either ABN AMRO Holding N.V. or ABN AMRO Bank N.V.

The pro forma financial information includes the following pro forma information for both ABN AMRO Holding N.V. and ABN AMRO Bank N.V. (i) a pro forma Statement of Financial Position as at 30 September 2009, (ii) a pro forma Income statement for the nine months ended 30 September 2009, (iii) a pro forma Statement of Financial Position as at 31 December 2008, (iv) a pro forma income statement for the year ended 31 December 2008, and (v) Notes to the pro forma financial information.  This pro forma financial information should be read in conjunction with the financial information and the related notes for the 9 months ended 30 September 2009 published in the press release of ABN AMRO Holding N.V. on 25 November 2009 and the financial statements and the related notes thereto for the year ended 31 December 2008.

The unaudited pro forma financial information may be subject to change because management has not finalised their detailed assessment of key estimates and judgements which is part of the preparation process of the consolidated financial statements for the year ended 31 December 2009. Management is not aware of any matters that could impact ABN AMRO Holding N.V.’s results and financial position as presented in the pro forma financial information. The audited consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2009 will be available at the end of March 2010.

Unaudited pro forma Condensed Consolidated Statement of Financial Position ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.) as at 30 September 2009

(amounts in millions of euros)	ABN AMRO Holding N.V.(1)	ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.)(2)	Intercompany reclassification(3)	Pro Forma Total(4)

Assets
Cash and balances at central banks	15,090	634		14,456
Financial assets held for trading	95,277	3,388		91,889
Financial investments	75,711	20,659		55,052
Loans and receivables - banks	55,622	17,886	16,430	54,166
Loans and receivables - customers	230,477	150,809		79,668
Other assets	28,581	9,610		18,971
Total assets	500,758	202, 986	16,430	314,202

Liabilities
Financial liabilities held for trading	80,261	2,605		77,656
Due to banks	63,838	1,846	16,430	78,422
Due to customers	195,325	140,538		54,787
Issued debt securities	98,902	28,218		70,684
Other liabilities	33,563	17,693		15,870
Liabilities (excluding subordinated liabilities)	471,889	190,900	16,430	297,419
Subordinated liabilities	12,752	5,212		7,540
Total liabilities	484,641	196,112	16,430	304,959

Equity
Equity attributable to shareholders	16,078	6,863		9,215
Equity attributable to minority interests	39	11		28
Total equity	16,117	6,874		9,243
Total equity and liabilities	500,758	202,986	16,430	314,202

(1)
The financial information for ABN AMRO Holding N.V. has been extracted from unaudited financial information for the nine months ended 30 September 2009 included in its press release dated 25 November 2009. Hereafter, ABN AMRO Holding N.V. represents ABN AMRO Holding N.V. and its consolidated subsidiaries.

(2)	See note 3 to pro forma information.
(3)
This column removes the effect of reclassification of balances between ABN AMRO Holding N.V. and ABN AMRO Bank N.V. that were intercompany transactions before the legal demerger. The reclassification is performed to show ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.) as if it were a standalone legal entity.

(4)	See note 2 to pro forma financial information.

Unaudited pro forma Condensed Consolidated Income Statement ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.) for the nine months ended 30 September 2009

(amounts in millions of euros)	ABN AMRO Holding N.V.(1)	ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.)(2)	Pro Forma Total(3)

Net interest income	3,369	2,130	1,239
Net fee and commission income	1,689	921	768
Net trading income	693	15	678
Results from financial transactions	(2,132)	259	(2,391)
Share of result in equity accounted investments	35	64	(29)
Other operating income	37	155	(118)
Income of consolidated private equity holdings	342	321	21
Operating income	4,033	3,865	168

Operating expenses	6,261	2,963	3,298
Loan impairment and other credit risk provisions	2,502	838	1,664
Total expenses	8,763	3,801	4,962

Operating profit/(loss) before tax	(4,730)	64	(4,794)
Tax	(968)	19	(987)
Profit/(loss) from continuing operations	(3,762)	45	(3,807)
Profit from discontinued operations net of tax	100	-	100
Profit/(loss) for the period	(3,662)	45	(3,707)

Attributable to:
Shareholders	(3,665)	46	(3,711)
Minority interests	3	(1)	4

(1)
The financial information for ABN AMRO Holding N.V. has been extracted from unaudited financial information for the nine months ended 30 September 2009 included in its press release dated 25 November 2009.

(2)	See note 3 to pro forma financial information.
(3)	See note 2 to pro forma financial information.

Unaudited pro forma Condensed Consolidated Statement of Financial Position ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.) as at 31 December 2008

(amounts in millions of euros)	ABN AMRO Holding N.V.(1)	ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.)(2)	Intercompany reclassification(3)	Pro Forma Total(4)

Assets
Cash and balances at central banks	5,854	596		5,258
Financial assets held for trading	212,653	978		211,675
Financial investments	67,061	14,667		52,394
Loans and receivable - banks	75,566	7,456	6,425	74,535
Loans and receivables - customers	270,507	150,403		120,104
Other assets	35,176	9,439		25,737
Total assets	666,817	183,539	6,425	489,703

Liabilities
Financial liabilities held for trading	192,087	337		191,750
Due to banks	94,620	730	6,425	100,315
Due to customers	209,004	121,962		87,042
Issued debt securities	111,296	31,174		80,122
Other liabilities	29,138	16,365		12,773
Liabilities (excluding subordinated liabilities)	636,145	170,568	6,425	472,002
Subordinated liabilities	13,549	5,927		7,622
Total liabilities	649,694	176,495	6,425	479,624

Equity
Equity attributable to shareholders	17,077	7,039		10,038
Equity attributable to minority interests	46	5		41
Total equity	17,123	7,044		10,079
Total equity and liabilities	666,817	183,539	6,425	489,703

(1)	The financial information for ABN AMRO Holding N.V. has been extracted from the audited financial statements for the year ended 31 December 2008.
(2)	See note 3 to pro forma financial information.
(3)
This column removes the effect of reclassification of balances between ABN AMRO Holding N.V. and ABN AMRO Bank N.V. that were intercompany transactions before the legal demerger. The reclassification is performed to show ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.) as if it were a standalone legal entity.

(4)	See note 2 to pro forma financial information.

Unaudited pro forma Condensed Consolidated Income Statement ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.) for the year ended 31 December 2008

(amounts in millions of euros)	ABN AMRO Holding N.V.(1)	ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.)(2)	Pro Forma Total(3)

Net interest income	5,783	3,223	2,560
Net fee and commission income	2,629	1,322	1,307
Net trading income	(9,324)	190	(9,514)
Results from financial transactions	(1,684)	181	(1,865)
Share of result in equity accounted investments	106	31	75
Other operating income	306	242	64
Income of consolidated private equity holdings	1,726	-	1,726
Operating income	(458)	5,189	(5,647)

Operating expenses	11,629	3,786	7,843
Loan impairment and other credit risk provisions	3,387	776	2,611
Total expenses	15,016	4,562	10,454

Operating profit/(loss) before tax	(15,474)	627	(16,101)
Tax	(2,580)	156	(2,736)
Profit/(loss) from continuing operations	(12,894)	471	(13,365)
Profit from discontinued operations net of tax	16,489	3,065	13,424
Profit for the year	3,595	3,536	59

Attributable to:
Shareholders	3,580	3,530	50
Minority interests	15	6	9

(1)	The financial information for ABN AMRO Holding N.V. has been extracted from the audited financial statements for the year ended 31 December 2008.
(2)	See note 3 to pro forma financial information.
(3)	See note 2 to pro forma financial information.

Notes to pro forma financial information for ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.)

1	Basis of preparation

The pro forma financial information for ABN AMRO Holding N.V. as at 30 September 2009 and 31 December 2008 has been based on International Financial Reporting Standards (IFRS) and IFRS as adopted by the European Union. The pro forma financial information does not include events subsequent to 30 September 2009.

The pro forma financial information has been prepared on the following basis:

•
The pro forma condensed consolidated statement of financial position of ABN AMRO Holding N.V. at 30 September 2009 and 31 December 2008 is presented to show the effect of the legal demerger of ABN AMRO Bank N.V. and is based upon the respective consolidated balance sheets at 30 September 2009 and 31 December 2008 of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. as if the proposed transaction had occurred on 30 September 2009 and 31 December 2008.

•
The pro forma condensed consolidated income statement of ABN AMRO Holding N.V. for the nine months ended 30 September 2009 and the year ended 31 December 2008 is presented to show the effect of the legal demerger of ABN AMRO Bank N.V. and is based upon the respective consolidated income statements for the nine months ended 30 September 2009 and the year ended 31 December 2008 of ABN AMRO Holding N.V. and ABN AMRO Bank N.V. as if the proposed transaction had occurred on 30 September 2009 and 31 December 2008.

•
The pro forma condensed consolidated statements of financial position at 30 September 2009 and 31 December 2008 for ABN AMRO Bank N.V. assume that all assets acquired by the Dutch State are demerged with no residual assets (see note 3 for information on assets to be transferred after the demerger). Consequently the pro forma total for ABN AMRO Holding N.V. does not include these residual assets.

2	Central Items

The pro forma financial information for ABN AMRO Holding N.V. includes not only the RBS acquired businesses but also other items as detailed below, the so-called “Central Items”.

a)	Shared Assets
ABN AMRO Holding N.V., after the demerger, continues to include assets and liabilities that have not yet been settled between the consortium shareholders, the so-called “Shared Assets”, in which each of the consortium shareholders has a joint and indirect interest.  The net value of the assets and liabilities that are currently expected to remain for an interim period in ABN AMRO Holding N.V. amounts to EUR 6.9 billion negative at 30 September 2009.  As part of the legal demerger, capital related to the demerged businesses transferred to ABN AMRO Bank N.V. However sufficient capital remains in ABN AMRO Holding N.V. to cover the Dutch State interest in the Shared Assets.

b)	Other Central Items
The pro forma for ABN AMRO Holding N.V. includes some remaining assets and the results thereon as well as profit from discontinued operations allocated to the Banco Santander S.A. (Santander) acquired businesses. These are reported as part of the Central Items and remain in ABN AMRO Holding N.V. until any remaining balances with Santander are settled and remaining capital distributed for the benefit of Santander. Sufficient capital will also remain in ABN AMRO Holding N.V. for the Santander interest in the remaining Shared Assets until such time that these are sold, redeemed or otherwise settled.

3	Assets and liabilities to be transferred after demerger

A number of assets and liabilities included in some Private Clients and International Diamonds & Jewellery Group businesses in branches and subsidiaries are not part of the legal demerger. These assets and liabilities are part of the Dutch State acquired businesses and will be transferred to ABN AMRO Bank N.V., as soon as possible after the effective date of the demerger, when all required technical and regulatory separation activities are complete and approvals obtained.

At the date of legal demerger, EUR 4.2 billion of EUR 203.0 billion of assets and EUR 4.1 billion of EUR 196.1 billion liabilities, which are included the pro forma financial information of ABN AMRO Bank N.V. at 30 September 2009 remain in ABN AMRO Holding N.V.  The remaining assets are adequately funded and capitalised until they are transferred.  The majority of these assets will transfer during the interim period between legal demerger and legal separation once the necessary consents have been obtained.

It is expected that at the date of legal separation, EUR 0.6 billion of these EUR 4.2 billion of assets and EUR 0.5 billion of these EUR 4.1 billion of liabilities will remain in ABN AMRO Holding N.V. and will be transferred as soon as possible after legal separation.  The remaining assets are adequately funded and capitalised until their transfer after legal separation.

The assets and liabilities that will be transferred at a later stage are presented as part of ABN AMRO Bank N.V. in the pro forma income statement and statement of financial position as they are not significant.

4	Accounting policies

The same accounting policies and methods of computation are followed in the pro forma financial information as were applied in the preparation of the ABN AMRO Holding N.V. financial statements for the year ended 31 December 2008, except for the impact for the adoption of IAS 1 (revised 2007) Presentation of Financial Statements as disclosed in the Condensed Consolidated Financial Statements for the six months period ended 30 June 2009. Please refer to pages 99 to 118 of ABN AMRO Holding N.V.’s 2008 Annual Report for a description of the accounting policies.

5	Cross liability

Under article 2:334t of the Dutch Civil Code, RBS N.V., after legal demerger, remains liable to the creditors which transferred from RBS N.V. to ABN AMRO Bank N.V. in the event that ABN AMRO Bank N.V. cannot meet its obligation to those creditors.

The liability relates only to obligations existing at the date of legal demerger. The liability will cease to exist upon expiration of the obligations. RBS N.V.’s liability is limited to the equity retained at legal demerger, amounting to approximately EUR 4.0 billion.

RBS N.V. will put in place arrangements to mitigate the risks of the liability to the creditors which transferred from RBS N.V. to ABN AMRO Bank N.V. by legal separation. RBS N.V. will after legal separation hold the regulatory capital agreed with the Dutch Central Bank for any residual risks.

Similarly under Article 2:334t of the Dutch Civil Code, RBS N.V. is under certain circumstances liable to the creditors which have transferred from RBS N.V. to New HBU II N.V. on 7 August 2008. This liability amounts to approximately EUR 1.6 billion at 30 September 2009.

Unaudited pro forma Condensed Consolidated Statement of Financial Position ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.) as at 30 September 2009

(amounts in millions of euros)	ABN AMRO Holding N.V.(1)	ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.)(2)	Intercompany reclassification(3)	ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.) Pro Forma Total(4)

Assets
Cash and balances at central banks	15,090	14,456		634
Financial assets held for trading	95,277	91,889		3,388
Financial investments	75,711	55,052		20,659
Loans and receivables - banks	55,622	54,166	16,430	17,886
Loans and receivables - customers	230,477	79,668		150,809
Other assets	28,581	18,971		9,610
Total assets	500,758	314,202	16,430	202,986

Liabilities
Financial liabilities held for trading	80,261	77,656		2,605
Due to banks	63,838	78,422	16,430	1,846
Due to customers	195,325	54,787		140,538
Issued debt securities	98,902	70,684		28,218
Other liabilities	33,563	15,870		17,693
Liabilities (excluding subordinated liabilities)	471,889	297,419	16,430	190,900
Subordinated liabilities	12,752	7,540		5,212
Total liabilities	484,641	304,959	16,430	196,112

Equity
Equity attributable to shareholders	16,078	9,215		6,863
Equity attributable to minority interests	39	28		11
Total equity	16,117	9,243		6,874
Total equity and liabilities	500,758	314,202	16,430	202,986

(1)
The financial information for ABN AMRO Holding N.V. has been extracted from unaudited financial information for the nine months ended 30 September 2009 included in its press release dated 25 November 2009.

(2)	The financial information for ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.) also contains Central Items, see note 2 on page 9.
(3)
This column removes the effect of reclassification of balances between ABN AMRO Bank N.V and ABN AMRO Holding N.V. that were intercompany transactions before the legal demerger. The reclassification is performed to show ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.) as if it were a standalone legal entity.

(4)	See note 2 to pro forma financial information.

Unaudited pro forma Condensed Consolidated Income Statement ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.) for the nine months ended 30 September 2009

(amounts in millions of euros)	ABN AMRO Holding N.V. (1)	ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.)(2)	ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.) Pro Forma Total(3)

Net interest income	3,369	1,239	2,130
Net fee and commission income	1,689	768	921
Net trading income	693	678	15
Results from financial transactions	(2,132)	(2,391)	259
Share of result in equity accounted investments	35	(29)	64
Other operating income	37	(118)	155
Income of consolidated private equity holdings	342	21	321
Operating income	4,033	168	3,865

Operating expenses	6,261	3,298	2,963
Loan impairment and other credit risk provisions	2,502	1,664	838
Total expenses	8,763	4,962	3,801

Operating profit/(loss) before tax	(4,730)	(4,794)	64
Tax	(968)	(987)	19
Profit/(loss) from continuing operations	(3,762)	(3,807)	45
Profit from discontinued operations net of tax	100	100	-
Profit/(loss) for the period	(3,662)	(3,707)	45

Attributable to:
Shareholders	(3,665)	(3,711)	46
Minority interests	3	4	(1)

(1)
The financial information for ABN AMRO Holding N.V. has been extracted from unaudited financial information for the nine months ended 30 September 2009 included in its press release dated 25 November 2009.

(2)	The financial information for ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.) also contains the results from Central Items, see note 2 on page 9.
(3)	See note 2 to pro forma financial information.

Unaudited pro forma Condensed Consolidated Statement of Financial Position ABN AMRO Bank N.V. (ABN AMRO II N.V.) as at 31 December 2008

(amounts in millions of euros)	ABN AMRO Holding N.V.(1)	ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.)(2)	Intercompany reclassification(3)	ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.) Pro Forma Total(4)

Assets
Cash and balances at central banks	5,854	5,258		596
Financial assets held for trading	212,653	211,675		978
Financial investments	67,061	52,394		14,667
Loans and receivables - banks	75,566	74,535	6,425	7,456
Loans and receivables - customers	270,507	120,104		150,403
Other assets	35,176	25,737		9,439
Total assets	666,817	489,703	6,425	183,539

Liabilities
Financial liabilities held for trading	192,087	191,750		337
Due to banks	94,620	100,315	6,425	730
Due to customers	209,004	87,042		121,962
Issued debt securities	111,296	80,122		31,174
Other liabilities	29,138	12,773		16,365
Liabilities (excluding subordinated liabilities)	636,145	472,002	6,425	170,568
Subordinated liabilities	13,549	7,622		5,927
Total liabilities	649,694	479,624	6,425	176,495

Equity
Equity attributable to shareholders	17,077	10,038		7,039
Equity attributable to minority interests	46	41		5
Total equity	17,123	10,079		7,044
Total equity and liabilities	666,817	489,703	6,425	183,539

(1)	The financial information for ABN AMRO Holding N.V. has been extracted from the audited financial statements for the year ended 31 December 2008.
(2)	The financial information for ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.) also contains Central Items, see note 2 on page 9.
(3)
This column removes the effect of reclassification of balances between ABN AMRO Bank N.V and ABN AMRO Holding N.V. that were intercompany transactions before the legal demerger. The reclassification is performed to show ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.) as if it were a standalone legal entity.

(4)	See note 2 to pro forma financial information.

Unaudited pro forma Condensed Consolidated Income Statement ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.) for the year ended 31 December 2008

(amounts in millions of euros)	ABN AMRO Holding N.V.(1)	ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.)(2)	ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.) Pro Forma Total(3)

Net interest income	5,783	2,560	3,223
Net fee and commission income	2,629	1,307	1,322
Net trading income	(9,324)	(9,514)	190
Results from financial transactions	(1,684)	(1,865)	181
Share of result in equity accounted investments	106	75	31
Other operating income	306	64	242
Income of consolidated private equity holdings	1,726	1,726	-
Operating income	(458)	(5,647)	5,189

Operating expenses	11,629	7,843	3,786
Loan impairment and other credit risk provisions	3,387	2,611	776
Total expenses	15,016	10,454	4,562

Operating profit/(loss) before tax	(15,474)	(16,101)	627
Tax	(2,580)	(2,736)	156
Profit/(loss) from continuing operations	(12,894)	(13,365)	471
Profit from discontinued operations net of tax	16,489	13,424	3,065
Profit for the year	3,595	59	3,536

Attributable to:
Shareholders	3,580	50	3,530
Minority interests	15	9	6

(1)	The financial information for ABN AMRO Holding N.V. has been extracted from the audited financial statements for the year ended 31 December 2008.
(2)	The financial information for ABN AMRO Holding N.V. (to be renamed RBS Holdings N.V. and including RBS N.V.) also contains the results of Central Items, see note 2 on page 9.
(3)	See note 2 to pro forma financial information.

Notes to pro forma financial information for ABN AMRO Bank N.V. (formerly ABN AMRO II N.V.)

1	Basis of preparation

The financial information of ABN AMRO Bank N.V. as at 30 September 2009 and 31 December 2008 has been based on IFRS and IFRS as adopted by the European Union. The pro forma financial information does not include events subsequent to 30 September 2009.

The pro forma financial information has been prepared on the following basis:

•
The pro forma condensed consolidated statement of financial position of ABN AMRO Bank N.V. at 30 September 2009 and 31 December 2008 is presented to show the effect of the legal demerger of ABN AMRO Bank N.V. and is based upon the respective consolidated balance sheets at 30 September 2009 and 31 December 2008 of ABN AMRO Holding N.V. as if the proposed transaction had occurred on 30 September 2009 and 31 December 2008.

•
The pro forma condensed consolidated income statement of ABN AMRO Bank N.V. for the nine months ended 30 September 2009 and the year ended 31 December 2008 is presented to show the effect of the legal demerger of ABN AMRO Bank N.V. and is based upon the respective consolidated income statements for the nine months ended 30 September 2009 and the year ended 31 December 2008 of ABN AMRO Holding N.V. as if the proposed transaction had occurred on 30 September 2009 and 31 December 2008.

•
The pro forma condensed consolidated statement of financial position at 30 September 2009 and 31 December 2009 for ABN AMRO Holding N.V. does not include residual assets left behind after the legal demerger (see note 2 for information on assets to be transferred after the demerger). Consequently the pro forma information for ABN AMRO Bank N.V. includes these residual assets.

2	Assets and liabilities to be transferred after demerger

A number of assets and liabilities included in some Private Clients and International Diamonds & Jewellery Group businesses in branches and subsidiaries of the current ABN AMRO Bank N.V. are not part of the demerger.  These assets and liabilities are part of the Dutch State acquired businesses and will be transferred to ABN AMRO Bank N.V. as soon as possible after the effective date of the demerger, when all required technical and regulatory separation activities are completed and approvals have been obtained.

At the date of legal demerger, EUR 4.2 billion of EUR 203.0 billion of assets and EUR 4.1 billion of EUR 196.1 billion of liabilities, which are included the pro forma financial information of ABN AMRO Bank N.V. at 30 September 2009 remain in ABN AMRO Holding N.V.  The remaining assets are adequately funded and capitalised until they are transferred.  The majority of these assets will transfer during the interim period between legal demerger and legal separation once the necessary consents have been obtained.

It is expected that at the date of legal separation, EUR 0.6 billion of these EUR 4.2 billion of assets will remain in ABN AMRO Holding N.V. and will be transferred as soon as possible after legal separation.  The remaining assets are adequately funded and capitalised until their transfer after legal separation.

The assets and liabilities that will be transferred at a later stage are presented as part of ABN AMRO Bank N.V. in the pro forma income statement and statement of financial position as they are not significant.

3	Accounting policies

The same accounting policies and methods of computation are followed in the pro forma financial information as were applied in the preparation of the ABN AMRO Holding N.V. financial statements for the year ended 31 December 2008, except for the impact for the adoption of IAS 1 (revised 2007) Presentation of Financial Statements as disclosed in the Condensed Consolidated Financial Statements for the six months period ended 30 June 2009. Please refer to pages 99 to 118 of ABN AMRO Holding N.V.’s 2008 Annual Report for a description of the accounting policies.

4	Cross liability

Under article 2:334t of the Dutch Civil Code ABN AMRO Bank N.V., after legal demerger, remains liable to the creditors of RBS N.V. that remain in RBS N.V., in the event that RBS N.V. can not meet its obligations with those creditors.

The liability relates only to obligations existing as at date of legal demerger.  The liability will cease to exist upon expiration of the obligations.  ABN AMRO Bank N.V.'s liability to creditors is limited to the amount of equity acquired at legal demerger, which amounts to approximately EUR 1.8 billion.

ABN AMRO Bank N.V. will put in place arrangements to mitigate the risks of the liability to the creditors which remain with RBS N.V. by legal separation.  ABN AMRO Bank N.V. will after legal separation hold the regulatory capital agreed with the Dutch Central Bank for any residual risks.

Similarly under Article 2:334t of the Dutch Civil Code, New HBU II N.V. is under certain circumstances liable to the creditors of RBS N.V. following the demerger from RBS N.V. to new HBU II N.V. on 7 August 2008. This liability amounts to approximately EUR 0.9 billion at 30 September 2009.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date 8 February 2010	By:	/s/ David Cole
		Name	David Cole
		Title	Chief Financial Officer

By:	/s/ Petri Hofsté
	Name	Petri Hofsté
	Title	Group Controller & Deputy Chief Financial Officer